

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 19, 2006

Mr. William Greene
Chief Financial Officer
Surge Global Energy, Inc.
12220 El Camino Real, Suite 410
San Diego, CA 92130

> **Re:** **Surge Global Energy, Inc.**
> **Form 8-K**
> **Filed September 18, 2006**
> **Form 10-QSB/A for Fiscal Quarter Ended June 30, 2006**
> **Filed September 18, 2006**
> **File No. 0-24269**

Dear Mr. Greene:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed September 18, 2006

1.	We note your disclosure that indicates you and your accountants identified certain transactions that were incorrectly classified within your financial statements. Please tell us if the company has been advised by, or has received notice from its independent accountant that disclosure should be made or action should be taken to prevent future reliance on previously issued financial statements.

2.   Please clarify your disclosure to indicate, if true, that upon filing the amended Form 10-QSB, the consolidated financial statements included in the June 30, 2006 "amended" filing may be relied upon.

Form 10-QSB/A for the Fiscal Quarter Ended June 30, 2006

Controls and Procedures, page 30

3.   Please modify your disclosure to indicate whether any changes were made to your internal controls that have materially affected your internal control over financial reporting. We note your revised disclosure that indicates certain internal financial reporting procedures have been changed.

4.   We note that you continue to believe you maintain effective controls over your disclosure controls and procedures. Please tell us the facts and circumstances you considered to arrive at your effectiveness conclusion in light of your restatement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. William Greene
Surge Global Energy, Inc.
September 19, 2006
page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding our comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief